October 25, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated October 25, 2017 of San Lotus Holdings Inc. (the "Company") and are in agreement with the statements contained in paragraph (a) on Page 2 therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants